EXHIBIT 20.2
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							       NEWS RELEASE


FOR IMMEDIATE RELEASE              Contact:  C. Fred Harlow
					     Chief Financial
					     Officer
					     (770) 381-7566


		 ISOLYSER ANNOUNCES ADOPTION OF STATUTORY
		       CORPORATE TAKEOVER PROVISIONS


NORCROSS, Georgia (June 4, 1996) - Isolyser Company, Inc. (Nasdaq/NM:OREX) today reported that its Board of Directors had, at its June 21, 1996 meeting, amended its Bylaws to make applicable to Isolyser provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders (the "Corporate Takeover Provisions").

     Robert L. Taylor, chairman, president and chief executive officer of Isolyser, commented "Isolyser's Board of Directors, as a part of its overall planning for Isolyser during its recent Board meeting, determined that it was in the best interest of Isolyser and its shareholders to adopt the provisions of Georgia's statute which provides to the Board of Directors greater flexibility and authority to negotiate and seek to achieve the best result for Isolyser and its shareholders in the event of any unsolicited proposals to acquire or restructure Isolyser."

     The Corporate Takeover Provisions are designed to encourage any person, before acquiring 10% of Isolyser's voting shares, to negotiate with and seek approval of Isolyser's Board of Directors concerning the terms of any contemplated business combination. The Corporate Takeover Provisions prevent for five years certain business combinations with an "interested shareholder" (as defined in the statute) unless (i) prior to the time such shareholder became an interested shareholder, Isolyser's Board approved either the business combination or the transaction that resulted in the interested shareholder becoming an interest shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least that number of shares (the "90% Share Amount") equal to 90% of the outstanding voting shares of Isolyser excluding shares owned by Isolyser's officers, directors, affiliates, subsidiaries and certain employee stock plans, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least the 90% Share Amount and the business combination was approved by a majority of the voting stock entitled to vote on the business combination, excluding from such vote the voting stock beneficially owned by the interested shareholder or by Isolyser's officers, directors, affiliates, subsidiaries and certain employee stock plans. The Corporate Takeover Provisions may be repealed only by the affirmative vote of (i) two-thirds of all directors who are unaffiliated with the interested shareholder and (ii) a majority of all outstanding shares, excluding those held by affiliates of an interested shareholder. Shareholders of Isolyser who became interested shareholders prior to the time of adoption of the Corporate Takeover Provisions are not subject to such provisions.

     Isolyser, based in Norcross, Georgia, has developed and manufactured OREX(C) Degradables(TM), a series of products made from a thermoplastic, hot water soluble polymer that can be configured into an array of products such as woven and non-woven fabrics, film and thermoformed and extruded items. These products can be dissolved after use, in hot water in a specially designed OREX processor similar to a commercial washing machine, for safe disposal through municipal sewer systems. The Company believes that this line of products provides protection to the hospital staff, patient and environment while providing cost-effective solutions to the problems associated with waste reduction and disposal.